600 Travis, Suite 4200
Houston, Texas 77002
713.220.4200 Phone
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andrewskurth.com

December 20, 2006
Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549-7010
Attn: H. Roger Schwall

Re:	Legacy Reserves LP Registration Statement on Form S-1 File No. 333-138637 Registration Statements on Form S-1 File Nos. 333-134064 and 333-134056
Dear Mr. Schwall:
     Set forth below are the responses of Legacy Reserves LP, a Delaware limited partnership (“Legacy” or “we”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated December 12, 2006, with respect to Legacy’s Registration Statements on Form S-1 (File Nos. 333-138637, 333-134064 and 333-134056) (the “Registration Statements”). Where applicable, our responses indicate the additions, deletions or revisions we included in Amendment No. 1 and Amendments No. 4 to the Registration Statements (the “Amendments”). For your convenience, our responses are prefaced by the exact text of the Staff’s corresponding comment in bold text. The references to page numbers in the responses to the Staff’s comments correspond to the pages in the Amendments that we are filing today via EDGAR.
Registration Statement on Form S-1
File No. 333-138637
Registration Statements on Form S-1
File No. 333-134064 & 333-134056
1.	Please update your independent registered public accountants’ consents.

Response:	Updated consents of our independent registered public accountants are filed with the Amendments.
Austin     Beijing     Dallas     Houston     London     Los Angeles     New York     The Woodlands     Washington, DC

Summary Reserve and Operating Data, page 17
2.	We note that you have presented reserve consolidated combined reserve information as of June 30, 2006 and include a note that refers to the standardized measure as of September 30, 2006. It appears that you need to update this information to avoid investor confusion, given that you have updated your financial information to September 30, 2006. We also note that you have reported information related to your production and sale of reserves as of September 30, 2006 on page 19. This comment applies to your like disclosure on page 81.

Response:	In “Summary Reserve and Operating Data” on page 18 and throughout the document we have removed the presentation of consolidated combined reserve information as of June 30, 2006 and instead presented historical and pro forma reserve information as of December 31, 2006. We have also removed any reference to the standardized measure as of September 30, 2006. Also, production and sale of reserves information on pages 19 and 83 has been revised to conform to the presentation in the Legacy Reserves LP (formerly Moriah Group) Unaudited Pro Forma Consolidated Financial Statements commencing on page F-2. Please see pages 1, 18, 19, 21, 78, 83, 86 and 87 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-138637).
3.	We note that you refer to combined and consolidated combined reserves to include reserves from acquisitions that took place after the period that is presented. It appears that it may be more appropriate to refer to these measures as pro forma. Please advise.

Response:	We have removed any reference to combined and consolidated combined reserves throughout the document. We have revised the disclosure to present this information as pro forma. Please see pages 1, 18, 19, 21, 78, 83, 86 and 87 of Amendment No. 1.
Operating Data, page 58
4.	Please indicate the line item or column that relates to note b.

Response:	Note b relates to the line item entitled “Adjusted current ratio” as indicated on page 59 of Amendment No. 1 to the Registration Statement.
Amendment No. 3 to Registration Statements on Form S-1
File Nos. 333-134064 & 333-134056
Cover Page
5.	We note your revised disclosure that you expect that the selling unitholders initially will sell their units at prices between $16.00 per unit and $20.00 per unit. Please revise to provide a range that is no more than $2.

Response:	We have revised our disclosure on the cover page and provided a range of $18.50 to $20.50 at which we expect the selling unitholders to initially sell their units. Please see the prospectus cover page.
*****
Directed Unit Program
     Please note that we have added disclosure with respect to a directed unit program to page 157 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-138637). We have selected Raymond James to administer the directed unit program and we and Raymond James will work together to implement the directed unit program. We will identify a list of directors, officers, employees and other persons associated with us who will be entitled to purchase units in the program.
     Once the preliminary prospectus has been printed, we will send a package to each identified person enclosing an introduction letter, a communications form, a Procedures and Contact Information Memorandum, a NASD Questionnaire, an Indication of Interest Form, a Directed Share General Questions and Answers letter, a New Account Form and a red herring prospectus. We and the underwriters have agreed to reserve for the directed unit program up to 5% of the offered units. We and Raymond James believe this amount represents an amount which is (i) sufficient to allow us to make available a limited number of units to such individuals and (ii) customary in transactions of this type. We have not determined the final number of persons we would like to invite to participate in the directed unit program. We intend to distribute the directed unit program materials to potential purchasers once the preliminary prospectus is printed. We and Raymond James will work together to operate the directed unit program. We will allocate units to investors, and Raymond James will handle the mechanics of distributing the units.
     We and Raymond James will employ the following procedures in making the offering under the directed unit program:
•	We will deliver by first class mail, by Federal Express or other reputable overnight courier or by email, the directed unit materials to potential purchasers once the preliminary prospectus is printed.

•	If the potential investor has an interest in purchasing units in the proposed offering, he or she must complete and mail, fax or deliver (a registered representative of Raymond James will be at our executive officers on specified dates to accept such delivery) the Indication of Interest Form, the NASD Questionnaire and the New Account Information Form (if the person does not already have an account with Raymond James) so that they are received by Raymond James by a specified date.

•	When the offering is priced, we will determine the final allocation of units among those persons who submitted timely and proper indications of interest in participating in the directed unit program. Raymond James will then call each such person to confirm certain pertinent information, including the purchase price, the number of units allocated to such person, the person’s continued desire to participate in the directed unit program, the number of units within the allocated amount, if any, they intend to purchase and the person’s account number.

•	Raymond James will send each person who, when the offering was priced, confirmed his or her intention to purchase, a copy of the final prospectus and a written confirmation of the offer and sale.

•	Full payment of the purchase price for the units bought in the initial public offering through the directed unit program must be received by Raymond James by the settlement date, which will be three or four days after the pricing date in accordance with Rule 15c6-1 under the Securities Exchange Act of 1934. We will reallocate any potential purchaser’s units to other directed unit program participants if Raymond James does not receive the potential purchaser’s payment by the settlement date. Raymond James will not accept any payment unless and until the allocation of units and the purchase price have been confirmed by each potential purchaser.
     We and Raymond James will assure that this directed unit program offer is consistent with Rule 134 by:
•	Ensuring that each of the documents (other than the preliminary prospectus) delivered to the person invited to participate in the directed unit program will contain language that is permitted by Rule 134.

•	Requiring each directed unit program participant to acknowledge, by signing an Indication of Interest form, that no offer to buy any of the units in the proposed offering can be accepted and no part of the purchase price can be received by Raymond James until the registration statement covering the proposed offering has been declared effective by the Commission and that any such offer may be withdrawn or revoked, without obligation or commitment, at any time prior to the prospective purchaser’s confirmation of his or her intention to purchase units is given after the effective date of the registration statement.

•	Providing that a potential purchaser’s submission of a completed Indication of Interest form involves no obligation or commitment of any kind, and by completing the Indication of Interest form, the person is not binding himself or herself to purchase any units.

•	Providing that Raymond James shall act as administrative agent for the directed unit program. When a registration statement for a proposed offering becomes effective, any eligible person who provided a timely indication of interest in purchasing units in the offering will be contacted by phone by Raymond James to arrange for the purchase of the number of units requested or such lesser number of units as may be allocated to such person. Units will settle in the same manner as the units sold to the general public.
     If the potential purchaser confirms his or her intention to purchase, the underwriter will send the purchaser a copy of the final prospectus that meets the requirements of Section 10 of the Securities Act, which will contain the price of the offering and other information not included in the preliminary prospectus, and a written confirmation of the sale with respect to the units.
     The units reserved for sale under the directed unit program will be subject to the lock-up agreement. The lock-up agreement that would apply to these shares is described in the “Underwriting” section.
     Supplementally we are providing, under separate cover, a copy of the directed unit materials we anticipate providing to potential purchasers.

Consent of John S. Herold, Inc.
     Additionally, we are supplementally providing a consent of John S. Herold, Inc. relating to our use of the information attributed to John S. Herold, Inc. on page 79 of Amendment No. 1.
     Please do not hesitate to call the undersigned at (713) 220-4322 with any comments or questions regarding this letter or the above-referenced Registration Statements.
Very truly yours,
/s/ Gislar Donnenberg

cc:	Jennifer Goeken — Securities and Exchange Commission
Jill Davis — Securities and Exchange Commission
Jones Murphy — Securities and Exchange Commission
Jason Wynn — Securities and Exchange Commission
Steven H. Pruett — Legacy Reserves LP
Julien R. Smythe — Akin Gump Strauss Hauer & Feld LLP
William N. Finnegan, IV — Vinson & Elkins L.L.P.

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